Oncolytics Biotech® Reports Highlights and Financial Results for Q4 and Year-End 2024

BRACELET-1 results in HR+/HER2- metastatic breast cancer surpass expectations, providing meaningful data for a registration-enabling study

Data from GOBLET in pancreatic and anal carcinoma support continued development of pelareorep in these indications, with combination studies ongoing

Cash position of $15.9 million provides runway through critical milestones into third quarter 2025

Management hosting conference call and webcast this morning at 8:30 a.m. ET

SAN DIEGO, CA and CALGARY, AB, March 7, 2025 – Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), a leading clinical-stage company specializing in immunotherapy for oncology, today reported on highlights and financial results for Q4 and year-end 2024. With its lead candidate, pelareorep, demonstrating strong efficacy signals in breast, pancreatic, and anal cancer, the company is strategically advancing toward registrational studies that could redefine treatment landscapes in multiple high-need indications. All dollar amounts are expressed in Canadian currency unless otherwise noted.

“With multiple clinical trials surpassing expectations in 2024, 2025 is shaping up to be a defining year for Oncolytics. Our top priority is HR+/HER2- metastatic breast cancer, in which two randomized trials involving over 100 patients have shown substantial clinical benefit for patients receiving pelareorep and paclitaxel compared to paclitaxel monotherapy,” said Wayne Pisano, Chair of Oncolytics’ Board of Directors and Interim CEO. “We believe that if we can approximate the benefit we saw in BRACELET-1 in our planned registrational study, the progression-free survival benefit alone would support an accelerated approval submission. When adding pancreatic and anal carcinoma to the list of addressable indications where we have generated compelling efficacy signals, pelareorep could have a meaningful impact for a multitude of patients and generate value for our shareholders.”

Fourth Quarter and Subsequent Highlights

GOBLET gastrointestinal cancer data continue to demonstrate pelareorep’s potential across multiple indications. Oncolytics presented two posters at the 2025 American Society of Clinical Oncology (ASCO) Gastrointestinal Cancers Symposium in San Francisco in January (link to the PR).
•Promising Data in Anal Cancer with 33% Response Rate, Including a Durable 15+ Month Complete Response: In the ongoing GOBLET study, Oncolytics’ pelareorep combination therapy achieved a 33% objective response rate (ORR), including a complete response lasting over 15 months, in twelve evaluable patients with second-line or later unresectable squamous cell carcinoma of the anal canal treated with pelareorep and atezolizumab (link to the poster). This encouraging signal in a very tough-to-treat disease further supports pelareorep’s potential in solid tumors. The success criteria in Stage 1 of this Simon two-stage design were previously met; enrollment into Stage 2 of this cohort has begun and will add 18 additional evaluable patients. Data from Stage 2 is expected to determine if there is an efficacy signal sufficient to proceed to a registration-enabling study.
•Encouraging Progress in Pancreatic Cancer Cohort with Safety Milestone Cleared: GOBLET Cohort 5, with funding from the Pancreatic Cancer Action Network (PanCAN), is treating newly diagnosed metastatic pancreatic ductal adenocarcinoma patients with pelareorep + modified FOLFIRINOX with and without atezolizumab. The protocol-specified safety run-in phase has been completed, and the results were presented at the ASCO GI meeting in January of this year (link to the poster). Following a review of the safety run-in data, an independent Data Safety Monitoring Board recommended that the study continue, and the Paul Ehrlich Institute (PEI), Germany’s medical regulatory body, approved this recommendation. Accordingly, enrollment into Stage 1 of this Simon two-stage study, consisting of 30 evaluable patients, has resumed and is ongoing.

Ongoing plans to initiate a registration-enabling study in HR+/HER2- metastatic breast cancer. Oncolytics continues to engage with regulators, key opinion leaders, and other relevant stakeholders to finalize the clinical plan for and initiate a large phase 2 study that has the potential to be registration-enabling. We expect a progression-free survival (PFS) readout approximately two years after enrollment begins. The final BRACELET-1 data showed robust improvements for patients receiving pelareorep and paclitaxel compared to paclitaxel monotherapy in terms of PFS, overall survival (OS), 24-month OS rate, and confirmed objective response rate (link to the PR). These data substantiate the results from IND-213, in which median overall survival was nearly doubled in HR+/HER2- metastatic breast cancer patients who received pelareorep combined with paclitaxel compared to paclitaxel alone. If a PFS benefit comparable to the results seen in BRACELET-1 is observed in the registration-enabling study, the company expects to file for accelerated approval with the FDA.

Financial Highlights

•As of December 31, 2024, the Company reported $15.9 million in cash and cash equivalents. The Company has a projected cash runway through key milestones and into the third quarter of 2025.

•The net loss for the fourth quarter of 2024 was $8.0 million, compared to a net loss of $3.9 million for the fourth quarter of 2023. The basic and diluted loss per share was $0.10 in the fourth quarter of 2024, compared to a basic and diluted loss per share of $0.05 in the fourth quarter of 2023.

•Research and development expenses for the fourth quarter of 2024 were $4.6 million, compared to $4.7 million for the fourth quarter of 2023. The decrease was primarily attributable to lower personnel-related expenses related to lower cash annual short-term incentive awards. This decrease was partially offset by increased expenditures related to our clinical trials and share-based compensation expense.

•General and administrative expenses for the fourth quarter of 2024 were $3.9 million, compared with $4.2 million for the fourth quarter of 2023. The decrease was primarily due to lower personnel-related expenses and lower cash annual short-term incentive awards. The decrease was partly offset by higher share-based compensation expense.

•Net cash used in operating activities for the twelve months ended December 31, 2024, was $27.0 million, compared to $28.4 million for the twelve months ended December 31, 2023. The decrease reflected non-cash working capital changes, partly offset by higher net operating activities in 2024.

Anticipated Milestones

•H1 2025: Finalize protocol for the adaptive registration-enabling trial for pelareorep, gemcitabine, nab-paclitaxel, and atezolizumab in first-line pancreatic ductal adenocarcinoma with the Global Coalition for Adaptive Research (GCAR) and submit it to the FDA
•H2 2025: First patient enrolled in registration-enabling study evaluating pelareorep and paclitaxel in advanced or metastatic HR+/HER2- breast cancer
•H2 2025: Initial efficacy results from Cohort 5 of the GOBLET study investigating pelareorep combined with modified FOLFIRINOX with or without atezolizumab in newly diagnosed metastatic pancreatic cancer

Webcast and Conference Call

Management will host a conference call for analysts and investors at 8:30 a.m. ET today, March 7, 2025. To access the call, please dial (888) 510-2154 (North America) or (437) 900-0527 (International), and if needed, provide Conference ID: 48422. To join the conference call without operator assistance, please click here. A live webcast of the call will also be available by clicking here or on the Investor Relations page of Oncolytics’ website, available by clicking here, and will be archived for three months. A dial-in replay will be available for one week and can be accessed by dialing (888) 660-6345 (North America) or (289) 819-1450 (International) and using replay code: 48422#.

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of Canadian dollars, except share amounts)

As at December 31,	2024	2023
Assets
Current assets
Cash and cash equivalents	$ 15,942	$ 34,912
Other receivables	68	15
Prepaid expenses	1,885	3,246
Warrant derivative	980	—
Total current assets	18,875	38,173
Property and equipment	411	282
Right-of-use assets	901	365
Total assets	$ 20,187	$ 38,820
Liabilities And Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$ 4,792	$ 3,572
Other liabilities	1,618	332
Lease liabilities	277	133
Warrant derivative	—	200
Total current liabilities	6,687	4,237
Contract liability	6,730	6,730
Lease liabilities	787	290
Total liabilities	14,204	11,257
Commitments and contingencies
Shareholders’ equity
Share capital Authorized: unlimited Issued: December 31, 2024 – 80,020,131 December 31, 2023 – 74,423,960	438,193	430,906
Contributed surplus	44,542	42,116
Accumulated other comprehensive income	961	544
Accumulated deficit	(477,713)	(446,003)
Total shareholders’ equity	5,983	27,563
Total liabilities and shareholders' equity	$ 20,187	$ 38,820

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(in thousands of Canadian dollars, except share amounts)

For the years ended December 31,	2024	2023	2022
Expenses
Research and development	$ 21,647	$ 17,709	$ 15,432
General and administrative	13,335	16,082	11,492
Loss before the following	(34,982)	(33,791)	(26,924)
Change in fair value of warrant derivative	1,242	5,285	(20)
Foreign exchange gain (loss)	961	(475)	1,665
Interest income, net	1,199	1,326	528
Loss before income taxes	(31,580)	(27,655)	(24,751)
Income tax expense	(130)	(97)	(84)
Net loss	(31,710)	(27,752)	(24,835)
Other comprehensive income (loss) items that may be reclassified to net loss
Translation adjustment	417	(118)	274
Comprehensive loss	$ (31,293)	$ (27,870)	$ (24,561)

Basic and diluted loss per common share	$ (0.41)	$ (0.41)	$ (0.43)
Weighted average number of shares (basic and diluted)	76,482,914	67,624,036	58,029,745

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in thousands of Canadian dollars)

	Share Capital	Warrants	Contributed Surplus	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
As at December 31, 2021	$ 391,348	$ 3,618	$ 34,161	$ 388	$ (393,416)	$ 36,099
Net loss and other comprehensive loss	—	—	—	274	(24,835)	(24,561)
Issued pursuant to stock option plan	20	—	(8)	—	—	12
Issued pursuant to incentive share award plan	98	—	(98)	—	—	—
Expiry of equity warrant agreement	—	(3,618)	3,618	—	—	—
Issued pursuant to "At the Market" Agreement	13,338	—	—	—	—	13,338
Share issue costs	(764)	—	—	—	—	(764)
Share-based compensation expense	—	—	2,378	—	—	2,378
As at December 31, 2022	$ 404,040	$ —	$ 40,051	$ 662	$ (418,251)	$ 26,502
Net loss and other comprehensive income	—	—	—	(118)	(27,752)	(27,870)
Issued pursuant to stock option plan	1,271	—	(490)	—	—	781
Issued pursuant to "At the Market" Agreement	10,676	—	—	—	—	10,676
Issued pursuant to public offering	17,724	—	638	—	—	18,362
Share issue costs	(2,805)	—	—	—	—	(2,805)
Share-based compensation expense	—	—	1,917	—	—	1,917
As at December 31, 2023	$ 430,906	$ —	$ 42,116	$ 544	$ (446,003)	$ 27,563
Net loss and other comprehensive income	—	—	—	417	(31,710)	(31,293)
Issued pursuant to incentive share award plan	297	—	(297)	—	—	—
Issued pursuant to warrant derivative exercised	71	—	—	—	—	71
Issued pursuant to "At the Market" Agreement	7,670	—	—	—	—	7,670
Share issue costs	(751)	—	—	—	—	(751)
Share-based compensation expense	—	—	2,723	—	—	2,723
As at December 31, 2024	$ 438,193	$ —	$ 44,542	$ 961	$ (477,713)	$ 5,983

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of Canadian dollars)

For the years ended December 31,	2024	2023	2022
Operating Activities
Net loss for the year	$ (31,710)	$ (27,752)	$ (24,835)
Depreciation - property and equipment	120	81	93
Depreciation - right-of-use assets	304	322	299
Share-based compensation expense	2,723	1,917	2,378
Compensation warrant expenses	—	151	—
Interest expense (income), net	139	71	(76)
Unrealized foreign exchange (gain) loss	(838)	282	(1,625)
Change in fair value of warrant derivative	(1,242)	(5,285)	20
Net change in non-cash working capital	3,538	1,765	391
Cash used in operating activities	(26,966)	(28,448)	(23,355)
Investing Activities
Acquisition of marketable securities	—	—	(20,348)
Maturities of marketable securities	—	20,230	—
Acquisition of property and equipment	(239)	(8)	(55)
Cash (used in) provided by investing activities	(239)	20,222	(20,403)
Financing Activities
Proceeds from exercise of stock options	—	781	12
Proceeds from exercise of warrant derivative	65	—	—
Proceeds from "At the Market" equity distribution agreement	6,919	10,261	12,574
Proceeds from public offering	—	21,359	—
Payment of lease liabilities	(348)	(407)	(381)
Cash provided by financing activities	6,636	31,994	12,205
(Decrease) increase in cash and cash equivalents	(20,569)	23,768	(31,553)
Cash and cash equivalents, beginning of year	34,912	11,666	41,262
Impact of foreign exchange on cash and cash equivalents	1,599	(522)	1,957
Cash and cash equivalents, end of year	$ 15,942	$ 34,912	$ 11,666

About GOBLET
The GOBLET (Gastrointestinal tumOrs exploring the treatment comBinations with the oncolytic reovirus peLarEorep and anTi-PD-L1) study is a phase 1/2 multiple indication study in advanced or metastatic gastrointestinal tumors. The study is being conducted at 17 centers in Germany and is being managed by AIO-Studien-gGmbH. The co-primary endpoints of the study are objective response rate (ORR) and/or disease control rate and safety. Key secondary and exploratory endpoints include additional efficacy assessments and evaluation of potential biomarkers. Favorable safety and positive clinical efficacy signals have been seen in the pancreatic and anal cancer cohorts.

About Oncolytics Biotech Inc.
Oncolytics is a clinical-stage biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. Pelareorep has demonstrated promising results in two randomized Phase 2 studies in metastatic breast cancer and Phase 1 and 2 studies in pancreatic cancer. It acts by inducing anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with multiple approved oncology treatments. Oncolytics is currently conducting and planning combination clinical trials with pelareorep in solid malignancies as it advances towards registrational studies in metastatic breast cancer and pancreatic cancer, both of which have received Fast Track designation from the FDA. For further information, please visit: www.oncolyticsbiotech.com or follow the company on social media on LinkedIn and on X @oncolytics.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements contained in this press release include statements regarding Oncolytics’ belief as to the potential, mechanism of action and benefits of pelareorep as a cancer therapeutic; the continued development of pelareorep, including through ongoing combination studies; our plans to advance pelareorep to registration-enabling studies for the treatment of breast, pancreatic, and anal cancers, and Oncolytics’ expectations regarding the results thereof; our top priority for 2025 being HR+/HER2- metastatic breast cancer; our belief that if we can approximate the benefit seen in BRACELET-1 in our planned registrational study, the progression-free survival benefit alone would support an accelerated approval submission; the ability of pelareorep to have a meaningful impact for a multitude of patients and generate value for our shareholders; the progression and results of the ongoing GOBLET study, including the enrollment of additional evaluable patients therein and our expectation that data from Stage 2 will determine if there is an efficacy signal sufficient to proceed with a registration-enabling study; enrollment into Stage one of GOBLET Cohort 5; our expectation for a PFS readout approximately two years after enrollment in a registration-enabling study in HR+/HER2- metastatic breast cancer begins; our expectation that Oncolytics will file for accelerated approval with the FDA if a PFS benefit comparable to the results seen in BRACELET-1 is observed in the planned registration-enabling study; our belief that Oncolytics has a projected cash runway through key milestones and into the third quarter of 2025; our anticipated milestones for 2025, including the finalization of protocol for an adaptive registration-enabling trial for pelareorep, gemcitabine, nab-paclitaxel, and atezolizumab in first-line pancreatic ductal adenocarcinoma, enrolling the first patient in a registration-enabling study evaluating pelareorep and paclitaxel in advanced or metastatic HR+/HER2- breast cancer, and receiving initial efficacy results from Cohort 5 of the GOBLET study investigating pelareorep combined with modified FOLFIRINOX with or without atezolizumab in newly diagnosed metastatic pancreatic cancer; and other statements related to anticipated developments in Oncolytics’ business and technologies. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. Such forward-looking statements involve known and unknown risks and uncertainties, which could cause Oncolytics’ actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, Oncolytics’ ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. We may incur expenses or delays relating to events outside of our control, which could have a material adverse impact on our business, operating results and financial condition. Investors should consult Oncolytics’ quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. Oncolytics does not undertake any obligation to update these forward-looking statements, except as required by applicable laws.

Company Contact
Jon Patton
Director of IR & Communication
jpatton@oncolytics.ca

Investor Relations for Oncolytics
Timothy McCarthy
LifeSci Advisors
+1-917-679-9282
tim@lifesciadvisors.com

Media Contact for Oncolytics
Michael Rubenstein
LifeSci Communications
mrubenstein@lifescicomms.com